   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 1997

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                               (AMENDMENT NO. 2)
                            TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          CAMBRIDGE SOUNDWORKS, INC.
                               (NAME OF ISSUER)

                          CSW ACQUISITION CORPORATION
                           CREATIVE TECHNOLOGY LTD.
                      (NAME OF PERSONS FILING STATEMENT)

                          COMMON STOCK, NO PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                   132514100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                  NG KEH LONG
                          CREATIVE TECHNOLOGY LTD. &
                          CSW ACQUISITION CORPORATION
                        31 INTERNATIONAL BUSINESS PARK
                               CREATIVE RESOURCE
                               SINGAPORE 609921
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                  Copies to:

              JOHN D. DANFORTH                              STEVEN J. TONSFELDT
             CREATIVE LABS, INC.                             VENTURE LAW GROUP
             1901 MCCARTHY BLVD.                         A PROFESSIONAL CORPORATION
             MILPITAS, CA 95035                             2800 SAND HILL ROAD
               (408) 428-6600                               MENLO PARK, CA 94025
                                                               (650) 854-4488

                               NOVEMBER 3, 1997
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE
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
            TRANSACTION VALUATION                           AMOUNT OF FILING FEE
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                $37,051,942*                                      $7,411**

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*  For purposes of fee calculation only. The total transaction value is based on 3,804,824 Shares outstanding as of October 23, 1997 less 912,294 Shares owned by Parent and Purchaser, plus 576,753 Shares reserved for future issuance pursuant to outstanding stock options, multiplied by the offer price of $10.68 per Share.

** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).

         Amount Previously Paid: $7,411                          Filing Parties: Creative Technology Ltd.,
                                                                                 CSW Acquisition Corporation
         Form or Registration No.: Schedule 14D-1                Date Filed: November 3, 1997

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

                                 INTRODUCTION

  This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on November 3, 1997 (as amended from time to time, the "Schedule 14D-1") by Creative Technology Ltd., a Singapore corporation ("Parent") and CSW Acquisition Corporation, a Massachusetts corporation and a wholly owned subsidiary of Parent (the "Purchaser"). The Schedule 14D-1 and this Amendment relate to a tender offer by Purchaser for all outstanding shares of common stock, no par value (the "Shares"), of Cambridge SoundWorks, Inc., a Massachusetts corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and
(a)(2), respectively, to the Schedule 14D-1. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase.

  The information contained in this Statement concerning the Company, including, without limitation, information concerning the background of the transaction, the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the Company's financial advisor, and the Company's capital structure and historical and projected financial information, was supplied by the Company. Parent and Purchaser take no responsibility for the accuracy of such information.

  ITEM 10. ADDITIONAL INFORMATION.

  Item 10 is hereby amended by deleting the second paragraph thereof and replacing the second paragraph in its entirety with the following text:

    "(b)-(c) On November 18, 1997, Purchaser was informed by the Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to the purchase of the Shares pursuant to the Offer had been granted. Accordingly, the condition to the Offer requiring the expiration or early termination of such waiting period has been satisfied. The information set forth in the Offer to Purchase under "THE OFFER--Certain Legal Matters" is incorporated herein by reference."

                                   SIGNATURES

  After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          CREATIVE TECHNOLOGY LTD.

                                          By:/s/ Ng Keh Long
                                            ___________________________________
                                          Name:  Ng Keh Long
                                          Title: Vice President, Corporate
                                                 Treasurer and Acting Chief
                                                 Financial Officer

                                          CSW ACQUISITION CORPORATION


                                          By:/s/ Ng Keh Long
                                            ___________________________________
                                          Name:  Ng Keh Long
                                          Title: Vice President and Treasurer

Dated: November 21, 1997

           AMENDMENT NO. 2 TO CREATIVE TECHNOLOGY LTD. SCHEDULE 14D-1